Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

NEWS RELEASE

Investor Contacts C&J Energy Services, Inc. John Fitzpatrick investors@cjenergy.com (713) 260-9986

C&J Energy Services Announces Second Quarter 2014 Results

Record Quarterly Revenue of $367.9 million, Up 16% Sequentially

Adjusted EBITDA of $53.0 million and Adjusted Net Income of $15.7 million ($0.28 per Diluted Share),

Increased 23% and 35% Sequentially

Proposed Acquisition of Nabors’ Completion and Production Services Businesses will Deliver Greater Scale,

Enhanced Service Offerings, Larger Geographic Footprint and Significant Operating Efficiencies

Acquisition of Premier Wireline Services Provider Adds Presence on West Coast

HOUSTON, TEXAS, July 30, 2014 – C&J Energy Services, Inc. (NYSE: CJES) today reported net income of $11.1 million, or $0.20 per diluted share on record revenue of $367.9 million for the second quarter of 2014, and Adjusted Net Income(1) of $15.7 million, or $0.28 per diluted share(1), after excluding a $4.6 million after-tax ($0.08 per diluted share) charge related to transaction costs associated primarily with the proposed acquisition of Nabors’ Completion and Production Services businesses (“NCPS”). These results compare with net income of $11.6 million, or $0.21 per diluted share, on revenue of $316.5 million for the first quarter of 2014. For the second quarter of 2013, the Company recorded net income of $20.8 million, or $0.38 per diluted share, on revenue of $267.0 million. Adjusted EBITDA(1) for the second quarter of 2014 was $53.0 million, compared to $43.0 million for the first quarter of 2014 and $53.9 million for the second quarter of 2013.

Second quarter results improved sequentially primarily due to increased utilization levels across our operations as completion activity continued to strengthen in the U.S. A job-mix involving more service intensive work and higher volumes of certain consumables used in our hydraulic fracturing services contributed to the growth in revenue, but the associated input and logistics costs negatively impacted margins. The sequential increases in Adjusted EBITDA and Adjusted Net Income were offset by additional costs associated with our strategic initiatives and increased direct labor costs primarily related to the deployment of new equipment.

Founder, Chairman and Chief Executive Officer Josh Comstock commented, “We successfully carried forward our momentum from the first quarter, achieving another quarter of record-breaking revenue. This outstanding performance was driven by utilization improvements across our core service lines, especially in our hydraulic fracturing, wireline and pumpdown operations. We continued to benefit from increased completion activity and capitalize on industry trends towards more service intensive jobs, which aligns with our operating strategy. We successfully deployed 20,000 new hydraulic fracturing horsepower in late April and 40,000 additional horsepower in July to meet increasing customer demand. Our coiled tubing operations again produced solid results, and our wireline operations, which include our pumpdown service line, delivered another strong quarter.

“The second quarter of 2014 was transformative for C&J. In addition to the previously announced agreement to combine with Nabors’ Completion and Production Services, we acquired Tiger Cased Hole Services, a leading provider of cased-hole wireline services on the West Coast. Tiger’s strong experience and relationships with many of the top operators in a market that is new to C&J advances our objective to further grow through the expansion of our assets, customer base and geographic reach.

“We are excited about the proposed combination with Nabors’ Completion and Production Services and what it means for the future of our business. This transaction will accelerate C&J’s long-term growth strategy, making C&J the fifth-largest provider of hydraulic fracturing services in North America, while diversifying our service offerings with the addition of cementing to our suite of completion services and an industry leading production services business. We believe that the added scale, geographic reach and service capabilities will provide substantial market penetration in the U.S. and opens up new opportunities for our international growth.

“We are also proud to announce that we have now commenced operations in Saudi Arabia under our first international contract for coiled tubing work on a provisional basis. Our team mobilized on location for our customer in late June and we successfully performed our first job in early July. We believe that our rapid progress in entering this market is unprecedented for a company of our size, which is an encouraging indication of our potential in the region.

“Based on this quarter’s results and achievements, and in light of current activity levels, we are excited about the remainder of 2014. We remain on track to deploy an incremental 40,000 hydraulic fracturing horsepower, as well as additional coiled tubing, wireline and pumpdown equipment, later in the year. We remain focused on providing best-in-class service to our customers, maximizing equipment utilization, expanding market share, operating efficiently and growing our operating capacity. We look forward to combining our Company with NCPS, welcoming all of our new employees and integrating our operations as soon as possible.”

Operational Results

Our hydraulic fracturing operations contributed $221.6 million of revenue during the second quarter of 2014, compared to $186.9 million of revenue for the previous quarter and $160.5 million of revenue for the same quarter last year. Revenue increased quarter over quarter primarily due to higher activity levels coupled with a job-mix comprised of more service intensive work, which together involved larger volumes of certain consumables. We deployed an additional 20,000 hydraulic horsepower at the end of April in line with the increasing service intensity in our primary operating areas. The second quarter’s consistently high activity levels and concentration of service intensive work resulted in greater input costs, which, coupled with an increase in logistics expenses, resulted in lower margins for our services.

Our coiled tubing operations contributed $43.1 million of revenue during the second quarter of 2014, compared to $40.0 million of revenue for the first quarter of 2014 and $32.5 million of revenue for the second quarter of 2013. Our results improved sequentially primarily due to continued strong demand for our high capacity coiled tubing units, as well as increased activity in certain newer operating areas as we accumulated market share.

Our wireline operations contributed $93.6 million of revenue during the second quarter of 2014, compared to $83.1 million of revenue for the first quarter of 2014 and $67.7 million of revenue for the second quarter of 2013. Revenue increased quarter over quarter due to strong demand for our wireline and pumpdown services by high utilization customers. We have aggressively grown this business since acquiring Casedhole Solutions in June 2012, with second quarter revenue from wireline services increasing by 24% year over year and revenue from pumpdown services more than doubling over that same time. Additionally, the May 30, 2014 acquisition of Tiger Cased Hole Services, which expanded our wireline service offerings to the West Coast, contributed to our second quarter results. We believe this acquisition enhances our ability to grow market share and increase revenue and we intend to leverage Tiger’s position as a leading cased-hole wireline services provider in the Los Angeles and San Joaquin Basins to introduce our other services into the region.

Excluding $7.4 million in transaction costs associated primarily with the proposed NCPS transaction, our selling, general and administrative expense (“SG&A”) for the second quarter of 2014 was $43.5 million. SG&A was $40.4 million for the first quarter of 2014 and $33.4 million for the second quarter of 2013. We also incurred $3.6 million in research and development expense (“R&D”) for the second quarter of 2014, increasing from $2.8 million for the first quarter of 2014 and $0.5 million for the second quarter of 2013.

Excluding the aforementioned NCPS transaction costs, the quarterly increase in SG&A and R&D were primarily due to the Company’s rapid growth and continued investment in our strategic initiatives, notably including vertical integration efforts, the build-out of our research and technology capabilities and developing international operations. Inclusive of both SG&A and R&D, our strategic initiatives contributed approximately $9.5 million of additional costs for the second quarter of 2014. We expect that our expenses will continue to increase over the course of 2014 as we execute our growth strategy and we expect to incur significant transaction, integration and transition costs associated with the proposed NCPS transaction over the remainder of the year.

Depreciation and amortization expense in the second quarter of 2014 increased to $25.4 million from $21.9 million in the first quarter of 2014 and $17.9 million in the second quarter of 2013.

Liquidity

As of June 30, 2014, we had $261.0 million in borrowings outstanding under our $400 million revolving credit facility, with a cost of borrowing of less than 3.5%, and $36.6 million in long-term capital lease obligations. During the quarter, we drew down on our credit facility to fund increased capital expenditures related to new equipment, the Tiger acquisition, higher working capital and transaction costs associated with the proposed NCPS transaction.

Capital expenditures totaled $86.3 million during the second quarter of 2014 and $143.7 million year-to-date, which primarily consisted of build costs for previously announced new equipment orders. Our remaining 2014 capital expenditures are expected to range from $120.0 million to $140.0 million based on previously announced equipment orders and further development of our strategic initiatives, some of which may carry into 2015.

Results for the Six Months Ended June 30, 2014

For the six months ended June 30, 2014, we reported net income of $22.7 million, or $0.40 per diluted share, on revenues of $684.5 million, compared to net income of $46.0 million, or $0.84 per diluted share, on revenues of $543.0 million for the six months ended June 30, 2013. Adjusted Net Income(1) for the six months ended June 30, 2014 was $27.2 million, or $0.48 per diluted share(1), excluding a $4.5 million after-tax ($0.08 per diluted share) charge related to transaction costs associated primarily with the proposed NCPS transaction.

For the six months ended June 30, 2014, we reported Adjusted EBITDA of $96.0 million compared to $111.2 million for the six months ended June 30, 2013.

Additional Information about the Proposed Combination with Nabors’ Completion and Production Services Businesses

On June 25, 2014, we announced that we entered into a definitive agreement to acquire Nabors’ Completion and Production Services businesses to create a leading diversified completion and production services provider in a transaction valued at approximately $2.86 billion. The transaction is subject to C&J Energy Services stockholder approval and customary closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”). On July 28, 2014, we were granted early termination of the HSR waiting period by the U.S. Federal Trade Commission. C&J Energy Services and Nabors intend to file a joint proxy statement / prospectus with the Securities and Exchange Commission as soon as possible. Our integration team is developing a comprehensive integration plan to ensure a smooth transition when the transaction closes, which is expected to be before the end of 2014. For additional information about the proposed NCPS transaction, please see our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2014.

Conference Call Information

We will host a conference call on Thursday, July 31, 2014 at 10:00 a.m. Eastern / 9:00 a.m. Central Time to discuss our second quarter 2014 financial and operating results. Interested parties may listen to the conference call via a live webcast accessible on our website at www.cjenergy.com or by calling US: (888) 802-8577 / Int’l: (973) 935-8754 and using the conference ID: 76271142. Please dial-in a few minutes before the scheduled call time. An archive of the webcast will be available shortly after the call on our website at www.cjenergy.com for 12 months following the call. A replay of the call will also be available for one week by calling US: (800) 585-8367 / Int’l: (404) 537-3406 using the conference ID: 76271142.

About C&J Energy Services, Inc.

We are an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pumpdown and other complementary oilfield services with a focus on complex, technically demanding well completions. In addition to our suite of completion, stimulation and production enhancement services, we manufacture, repair and refurbish equipment and provide parts and supplies for third-party companies in the energy services industry, as well as to fulfill our internal needs. With the development of our specialty chemicals business and our strategic acquisitions during 2013, we now manufacture and supply specialty chemicals for completion and production services, as well as downhole tools and related directional drilling technology and data acquisition and control systems. These products are provided to third-party customers in the energy services industry and are also used in our operations and equipment. Headquartered in Houston, Texas, we operate in some of the most active basins in the United States. We also have an office in Dubai and are in the process of establishing an operational presence in key countries in the Middle East. For additional information about C&J Energy Services, please visit our website at www.cjenergy.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion Limited (“Red Lion”), a subsidiary of Nabors Industries Ltd. (“Nabors”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Red Lion and a proxy statement of C&J Energy Services, Inc. (“C&J”). Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Forward-Looking Statements and Cautionary Statements

This news release (and any oral statements made regarding the subjects of this release, including on the conference call announced herein) contains certain statements and information that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “plan,” “estimate,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “potential,” “would,” “may,” “probable,” “likely,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements, estimates and projections regarding the effects of the proposed NCPS transaction, our business outlook and plans, future financial position, liquidity and capital resources, operations, performance, acquisitions, returns, capital expenditure budgets, costs and other guidance regarding future developments. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), and whether and when the transactions contemplated by the merger agreement for the proposed NCPS transaction will be consummated, are forward-looking statements within the meaning of federal securities laws.

Forward-looking statements are not assurances of future performance. These forward-looking statements are based on management’s current expectations and beliefs, forecasts for our existing operations, experience, and perception of historical trends, current conditions, anticipated future developments and their effect on us, and other factors believed to be appropriate. Although management believes that the expectations and assumptions reflected in these forward-looking statements are reasonable as and when made, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all). Moreover, our forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control, which may cause actual results to differ materially from our historical experience and our present expectations or projections which are implied or expressed by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the failure of the stockholders of C&J to approve the proposed NCPS transaction; the risk that the conditions to the closing of the proposed NCPS transaction are not satisfied; the risk that regulatory approvals required for the proposed NCPS transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed NCPS transaction; uncertainties as to the timing of the proposed NCPS transaction; competitive responses to the proposed NCPS transaction; costs and difficulties related to the integration of C&J’s business and operations with the NCPS business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed NCPS transaction; unexpected costs, charges or expenses resulting from the proposed NCPS transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the proposed NCPS transaction; any changes in general economic and/or industry specific conditions; risks relating to economic conditions; volatility of crude oil and natural gas commodity prices; delays in or failure of delivery of current or future orders of specialized equipment; the loss of or interruption in operations of one or more key suppliers or customers; oil and gas market conditions; the effects of government regulation, permitting and other legal requirements, including new legislation or regulation of hydraulic fracturing; operating risks; the adequacy of our capital resources and liquidity; weather; litigation; competition in the oil and natural gas industry; and costs and availability of resources.

C&J cautions that the foregoing list of factors is not exclusive. For additional information regarding known material factors that could cause our actual results to differ from our present expectations and projected results, please see our filings with the Securities and Exchange Commission, including our Current Reports on Form 8-K that we file from time to time, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on any forward-looking statement which speaks only as of the date on which such statement is made. We undertake no obligation to correct, revise or update any forward-looking statement after the date such statement is made, whether as a result of new information, future events or otherwise, except as required by applicable law.

(1)	Adjusted Net Income is defined as net income plus the after-tax amount of transaction costs. Adjusted Net Income per diluted share is calculated as Adjusted Net Income divided by diluted weighted average common shares outstanding. Adjusted EBITDA is defined as earnings before net interest expense, income taxes, depreciation and amortization, net gain or loss on disposal of assets, transaction costs and certain non-routine items. Management believes that Adjusted Net Income, Adjusted Net Income per diluted share and Adjusted EBITDA are useful to investors to assess and understand operating performance, especially when comparing those results with previous and subsequent periods or forecasting performance for future periods, primarily because management views the excluded items to be outside of the Company’s normal operating results. For a reconciliation of Adjusted Net Income, Adjusted Net Income per diluted share and Adjusted EBITDA to net income, please see the tables at the end of this release.

C&J Energy Services, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
Revenue	$367,921	$316,537	$266,956	$684,458	$543,007
Costs and expenses:
Direct costs	268,013	230,570	180,056	498,583	367,157
Selling, general and administrative expenses	50,920	40,386	33,433	91,306	65,310
Research and development	3,593	2,765	454	6,358	463
Depreciation and amortization	25,374	21,870	17,926	47,244	34,482
(Gain) loss on disposal of assets	(39)	38	232	(1)	322

Operating income	20,060	20,908	34,855	40,968	75,273
Other income (expense):
Interest expense, net	(2,195)	(1,749)	(1,673)	(3,944)	(3,333)
Other income (expense), net	212	166	54	378	120

Total other expense, net	(1,983)	(1,583)	(1,619)	(3,566)	(3,213)

Income before income taxes	18,077	19,325	33,236	37,402	72,060
Income tax expense	6,969	7,737	12,389	14,706	26,069

Net income	$11,108	$11,588	$20,847	$22,696	$45,991

Net income per common share:
Basic	$0.21	$0.22	$0.39	$0.42	$0.87

Diluted	$0.20	$0.21	$0.38	$0.40	$0.84

Weighted average common shares outstanding:
Basic	53,814	53,628	52,797	53,722	52,665

Diluted	56,709	56,384	55,064	56,547	55,051

C&J Energy Services, Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	June 30,	December 31,
	2014	2013
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,315	$14,414
Accounts receivable, net	228,166	152,696
Inventories, net	75,951	70,946
Prepaid and other current assets	20,377	17,066
Deferred tax assets	452	1,722

Total current assets	344,261	256,844
Property, plant and equipment, net	662,513	535,574
Other assets:
Goodwill	220,507	205,798
Intangible assets, net	135,096	123,038
Deposits on equipment under construction	12,231	4,331
Deferred financing costs, net	2,108	2,688
Other noncurrent assets	7,266	4,027

Total assets	$1,383,982	$1,132,300

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$151,057	$88,576
Payroll and related costs	21,687	13,711
Accrued expenses	21,522	18,619
Income taxes payable	—	266
Current capital lease obligations	4,355	2,861
Other current liabilities	2,166	1,100

Total current liabilities	200,787	125,133
Deferred tax liabilities	155,337	145,215
Long-term debt and capital lease obligations	297,589	164,205
Other long-term liabilities	2,528	1,596

Total liabilities	656,241	436,149
Commitments and contingencies
Stockholders’ equity
Common stock, par value of $0.01, 100,000,000 shares authorized, 55,350,638 issued and outstanding at June 30, 2014 and 54,604,124 issued and outstanding at December 31, 2013	554	546
Additional paid-in capital	263,074	254,188
Retained earnings	464,113	441,417

Total stockholders’ equity	727,741	696,151

Total liabilities and stockholders’ equity	$1,383,982	$1,132,300

C&J Energy Services, Inc.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities:
Net income	$22,696	$45,991
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,244	34,482
Deferred income taxes	2,917	(6,785)
Provision for doubtful accounts, net of write-offs	300	334
Equity in earnings from unconsolidated affiliate	(258)	—
(Gain) loss on disposal of assets	(1)	322
Stock-based compensation expense	10,277	11,568
Amortization of deferred financing costs	580	580
Inventory write-down	—	870
Changes in operating assets and liabilities:
Accounts receivable	(72,889)	(7,900)
Inventories	(4,572)	7,448
Prepaid and other current assets	(2,983)	(7,178)
Accounts payable	57,510	2,118
Payroll and related costs and accrued expenses	9,922	2,535
Income taxes payable	(301)	9,201
Other	1,281	(485)

Net cash provided by operating activities	71,723	93,101

Cash flows from investing activities:
Purchases of and deposits on property, plant and equipment	(138,816)	(77,097)
Proceeds from disposal of property, plant and equipment	661	1,000
Investments in unconsolidated affiliate	(3,000)	—
Payments made for business acquisitions, net of cash required	(33,350)	(7,934)

Net cash used in investing activities	(174,505)	(84,031)

Cash flows from financing activities:
Proceeds from revolving debt	143,000	25,000
Payments on revolving debt	(32,000)	(40,000)
Payments of capital lease obligations	(1,969)	(1,021)
Proceeds from stock options exercised	810	4,121
Employee tax withholding on restricted stock vesting	(4,254)	(1,181)
Excess tax benefit from stock-based award activity	2,096	2,240

Net cash provided by (used in) financing activities	107,683	(10,841)

Net increase in cash and cash equivalents	4,901	(1,771)
Cash and cash equivalents, beginning of period	14,414	14,442

Cash and cash equivalents, end of period	$19,315	$12,671

Supplemental cash flow disclosures:
Cash paid for interest	$3,306	$2,774

Cash paid for income taxes	$11,086	$21,413

Non-cash consideration for business acquisition	$—	$900

Non-cash investing and financing activity:
Capital lease obligation related to corporate headquarters	$25,636	$—

Change in accrued capital expenditures	$4,894	$2,364

C&J Energy Services, Inc.

Reconciliation of Adjusted Net Income to Net Income

(In thousands)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
Adjusted Net Income	$15,664	$20,849	$27,195	$46,103
Adjustments, net of tax:
Transaction costs	(4,556)	(2)	(4,499)	(112)

Net income	$11,108	$20,847	$22,696	$45,991

Per common share:
Net income diluted	$0.20	$0.38	$0.40	$0.84

Adjusted net income diluted	$0.28	$0.38	$0.48	$0.84

Diluted weighted average common shares outstanding	56,709	55,064	56,547	55,051

C&J Energy Services, Inc.

Reconciliation of Adjusted EBITDA to Net Income

(In thousands)

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
Adjusted EBITDA	$53,021	$42,982	$53,940	$96,003	$111,243
Interest expense, net	(2,195)	(1,749)	(1,673)	(3,944)	(3,333)
Provision for income taxes	(6,969)	(7,737)	(12,389)	(14,706)	(26,069)
Depreciation and amortization	(25,374)	(21,870)	(17,926)	(47,244)	(34,482)
Inventory write-down	—	—	(870)	—	(870)
(Gain) loss on disposal of assets	39	(38)	(232)	1	(322)
Transaction costs	(7,414)	—	(3)	(7,414)	(176)

Net income	$11,108	$11,588	$20,847	$22,696	$45,991